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News Release
For immediate release

BCE TO CONVERT A PORTION OF ITS SERIES AA PREFERRED SHARES INTO SERIES AB PREFERRED
SHARES

MONTRÉAL, August 23, 2007 - BCE Inc. (TSX, NYSE: BCE) today announced that 9,918,414 of its 20,000,000 Cumulative Redeemable First Preferred Shares, Series AA (“Series AA Preferred Shares”) have been tendered for conversion, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AB (“Series AB Preferred Shares”). Consequently, BCE will issue 9,918,414 new Series AB Preferred Shares on September 1, 2007. The balance of the Series AA Preferred Shares that will not have been converted will remain outstanding and will continue to be listed on The Toronto Stock Exchange under the symbol BCE.PR.A.

The Series AA Preferred Shares will pay on a quarterly basis, for the five-year period beginning on September 1, 2007, as and when declared by the Board of Directors of BCE, a fixed dividend based on an annual dividend rate of 4.800%.

The Series AB Preferred Shares will pay a monthly floating adjustable cash dividend for the five-year period beginning on September 1, 2007, as and when declared by the Board of Directors of BCE. The Series AB Preferred Shares will be listed on The Toronto Stock Exchange under the symbol BCE.PR.B and should start trading on a when-issued basis at the opening of the market on August 28, 2007.

On June 30, 2007, BCE announced that the company has entered into a definitive agreement for BCE to be acquired by an investor group led by Teachers’ Private Capital (the private investment arm of the Ontario Teachers’ Pension Plan), Providence Equity Partners Inc. and Madison Dearborn Partners, LLC. Under and subject to the terms of the definitive agreement, as amended, the investor group has agreed to acquire all of the outstanding Series AA Preferred Shares at a price of $25.76 per share and all of the outstanding Series AB Preferred Shares at a price of $25.50 per share, together, in each case, with accrued but unpaid dividends to the Effective Date (as such term is defined in the definitive agreement). Completion of these purchases is, as with respect to the proposed purchase by the investor group of BCE’s common shares and the other series of outstanding preferred shares of BCE, conditional upon obtaining certain approvals, including BCE shareholder approval and regulatory approval, and satisfying various other closing conditions. If these approvals are not obtained and the other closing conditions are not satisfied or waived, then the investor group will not purchase any shares of BCE, including any of the Series AA or Series AB Preferred Shares.

The Board of Directors of BCE has received opinions as to the fairness, from a financial point of view, of the consideration to be paid for the preferred shares from BCE’s financial advisors.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed acquisition of BCE Inc.’s common and preferred shares and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed share acquisitions is subject to a number of terms and conditions, including, without limitation: (i) approval of the CRTC, Competition Bureau, Industry Canada and other applicable governmental authorities, (ii) required BCE shareholder approval, (iii) necessary court approvals, and (iv) certain termination rights available to the parties under the definitive agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed transaction pursuant to which BCE Inc.’s shares are to be acquired could be modified, restructured or terminated, as applicable. Failure to complete the proposed transaction could have a material adverse impact on the market price of BCE Inc.’s shares. In addition, depending on the circumstances in which the proposed transaction is not completed, BCE Inc. could have to pay the investor group significant fees and costs.

The forward-looking statements contained in this news release are made as of the date of this release. We disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the definitive agreement dated June 29, 2007, as amended, BCE Inc.’s 2007 Second Quarter MD&A dated July 31, 2007, as well as BCE Inc.’s Management Proxy Circular dated August 7, 2007, all filed by BCE Inc. with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

For inquiries, please contact:
Pierre Leclerc Bell Canada, Media Relations 514 391-2007 1 877 391-2007	Thane Fotopoulos BCE, Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

pierre.leclerc@bell.ca